UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASS OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES ACT OF 1934

HARRIS INTERACTIVE INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	16-1538028

(State of Incorporation or Organization)	(IRS Employer Identification Number)

135 Corporate Woods, Rochester, New York	14623

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates:	N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered:	Name of Each Exchange on Which Each Class is to be Registered:

Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of Class)

SIGNATURES
EXHIBIT INDEX

Item 1. Description of the Registrant’s Securities to be Registered.

     On March 11, 2005, the Board of Directors of Harris Interactive Inc. (the “Company”) adopted a stockholder rights plan, as set forth in the Rights Agreement, dated March 11, 2005, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as an exhibit and incorporated herein by reference.

Rights Dividend

     Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of the Common Stock, par value $.001 per share, of the Company (the “Common Stock”) to stockholders of record as of the close of business on March 29, 2005 (the “Record Date”). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (defined below). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Preferred Stock, par value $.01 per share, of the Company (the “Preferred Stock”) at a cash exercise price of $27.48 per Unit (the “Purchase Price”), subject to adjustment under certain conditions specified in the Rights Agreement and summarized below.

Distribution Date

     Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the first date of a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”), or, if later, the Record Date, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a stockholder (the date of such announcement being referred to as the “Shares Acquisition Date”), and (ii) the close of business on the tenth day following the commencement of, or the first public announcement by any person (other than the Company or certain of its affiliates or employee benefit plans) of the intention to commence (which intention to commence remains in effect for five business days after such announcement), a tender offer or exchange offer that could result upon its consummation in a person or group becoming an Acquiring Person (the earlier of such dates being herein referred to as the “Distribution Date”); provided, however, that if a tender offer is terminated prior to the occurrence of a Distribution Date, no Distribution Date shall occur as a result of such tender offer.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the certificates representing the shares of Common Stock to which such Rights are attached, and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation referencing the Rights Agreement, and (iii) the surrender for transfer of any certificate of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

Adjustment to Rights Upon the Occurrence of Certain Events

     If the Company declares a dividend on the Preferred Stock payable in shares of Preferred Stock, subdivides or combines the Preferred Stock or issues any shares of capital stock in a reclassification of its Preferred Stock, the Purchase Price and the number and kind of shares of capital stock issuable upon exercise of the Rights will be proportionately adjusted and the holder of any Right exercised after that time will be entitled to receive the aggregate number and kind of shares of capital stock which such holder would have received had such holder exercised its Right immediately prior to such event. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not obligated to issue fractions of Rights or fractions of shares of Preferred Stock (other than Units and integral multiples thereof). If the Company elects not to issue fractions of Rights or fractions of Preferred Stock, in lieu thereof the Company will pay the registered holder thereof an amount in cash equal to the same fraction of a whole Right or a whole share of Preferred Stock, as applicable.

     In the event that any person becomes an Acquiring Person, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights become null and void) will thereafter have the right to receive, upon exercise of the Right and payment of the Purchase Price, that number of Units of Preferred Stock (or, in certain circumstances, including if there are insufficient shares of Preferred Stock to permit the exercise in full of the Rights, shares of the Common Stock of the Company, other securities, cash or property, or any combination of the foregoing) obtained by multiplying the Purchase Price by the number of Units for which a Right was exercisable immediately before the occurrence of such event, then dividing that product by 50% of the then current per share market price of the Company’s Common Stock (such right being referred to as the “Subscription Right”). In the event that, at any time following a Shares Acquisition Date, the Company completes a merger, consolidation or sale transaction specified in the Rights Agreement with an Interested Stockholder (defined below), or with any other person and all holders of the Company’s Common Stock are not treated alike in such transaction, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights become null and void) will thereafter have the right to receive, upon exercise of the Right and payment of the Purchase Price, in lieu of a number of Units of Preferred Stock, that number of shares of common stock of the acquiring company (or Common Stock of the Company, if it is the surviving corporation in such transaction) obtained by multiplying the Purchase Price by the number of Units for which a Right was exercisable immediately before the occurrence of such event, then dividing that product by 50% of the then current per share market price of such company’s common stock (such right being referred to as the “Merger Right”). The term “Interested Stockholder” means any Acquiring Person, an affiliate or associate of an Acquiring Person, and certain other related parties of an Acquiring Person.

Redemption

      The Board of Directors may, at its option, at any time until the earlier of (i) the close of business on the Shares Acquisition Date (or, if later, on the Record Date), and (ii) the expiration date of the Rights Agreement, (x)redeem the Rights in whole, but not in part, at a price of $.001 per Right (rounded up to the nearest whole $.01, and payable in cash, shares of Common Stock or any other consideration deemed appropriate by the Board of Directors), or (y) amend the Rights Agreement to change the final expiration date of the Rights Agreement. No Rights shall be exercisable after an event giving rise to the Subscription Right described above until the Company’s redemption right has expired. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Amendment

     The Rights Agreement may be amended by the Board of Directors in its sole discretion at any time until the Distribution Date. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (other than an Acquiring Person or its associates or affiliates).

TIDE Evaluation

     The Rights Agreement provides for the creation of a “TIDE Committee” (three-year independent director evaluation committee), consisting of independent members of the Company’s Board of Directors. The TIDE Committee will review and evaluate the Rights Agreement at least once every three years to consider whether the maintenance of the Rights Agreement continues to be in the interests of the Company, its stockholders and other relevant constituencies of the Company.

Rights of Right Holders

     Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond any that may arise separately as a consequence of such holder being an existing stockholder of the Company), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to the stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or common stock of an acquiring company.

Exercise and Expiration

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 11, 2015 (the “Expiration Date”), unless previously redeemed or exchanged by the Company in accordance with the Rights Agreement.

Description of Series A Preferred Stock

     The Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable by the Company and will rank junior to any other shares of preferred stock that may be issued by the Company. The Preferred Stock is not convertible into other securities.

     If, as and when declared by the Board of Directors of the Company, the Preferred Stock will have a minimum preferential quarterly dividend, prior to the dividend payment to holders of Common Stock, of $.01 per share or an amount equal to 1,000 times any higher per share dividend declared on the Company’s Common Stock. Dividends are cumulative as set forth in the Certificate of Designation.

     In the event of a liquidation, the holder of a share of Preferred Stock will receive a preferred liquidation payment, prior to any liquidation payment to holders of shares of stock ranking junior to the Preferred Stock, equal to $10 per share of Preferred Stock, plus accrued and unpaid dividends and distributions thereon, whether or not declared. Thereafter, the holders of shares of the Company’s Common Stock shall be entitled to receive a distribution equal to $.01 per share. Following the foregoing distributions to the holders of Preferred Stock and Common Stock, respectively, holders of Preferred

Stock and holders of Common Stock shall receive their ratable and proportionate share of the assets remaining for distribution, in the ratio of 1,000 to 1 with respect to such Preferred Stock and Common Stock, respectively, on a per share basis.

     Each share of Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. Except as otherwise set forth in the Certificate of Designation or required by law, the holders of shares of Preferred Stock and Common Stock shall vote together as a class on all matters submitted to a vote of the stockholders of the Company.

     In the event of any merger, consolidation or other transaction in which shares of the Company’s Common Stock are exchanged, then each share of Preferred Stock will be entitled to receive an amount per share equal to 1,000 times the aggregate amount paid in respect of each share of Common Stock.

Item 2. Exhibits.

Exhibit 3.1	Certificate of Designation, Preferences and Rights of Series A Preferred Stock of Harris Interactive Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 14, 2005).

Exhibit 4.1	Rights Agreement, dated as of March 11, 2005, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 14, 2005).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HARRIS INTERACTIVE INC.
(Registrant)

By:	/s/ Frank J. Connolly, Jr.

Name:	Frank J. Connolly, Jr.
Title:	Chief Financial Officer and Corporate Secretary (Principal Financial Officer)

Dated: March 14, 2005

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 3.1	Certificate of Designation, Preferences and Rights of Series A Preferred Stock of Harris Interactive Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 14, 2005).

Exhibit 4.1	Rights Agreement, dated as of March 11, 2005, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 14, 2005).